Filed by Embotelladora Andina S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Embotelladoras Coca-Cola Polar S.A.

Commission File No. 001-13142

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAX IDENTIFICATION NUMBER	:	91.144.000-8

In accordance with the provisions of Article 9 and Article 10, paragraph two of Law No. 18,045, and General Rule No. 30 of the Chilean Superintendence of Securities and Insurance, and duly authorized to that effect by the board of directors, I hereby inform the following regarding Embotelladora Andina S.A. (the “Company”), its business, its values of public offering or the tender of them as a material event:

On this date, the Company and its controllers, Inversiones Freire Limitada and Inversiones Freire Dos Limitada (jointly, “Freire”), and, Embotelladoras Coca-Cola Polar S.A. (“Polar”) and its controller, Inversiones Los Aromos Limitada (“Aromos”), have signed a promissory merger agreement containining the general conditions leading to the merger by incorporation to take place between Embotelladoras Coca-Cola Polar S.A. and the Company, which would be the acquiring company. According to the aforementioned promissory merger agreement, the merger should take place no later than August 31, 2012.  This promissory merger agreement contains the definitive terms and conditions of the merger as well as a shareholders agreement format that will be signed between the partners of Freire and Aromos once the merger materializes. Please note that prior to the signing of the aforementioned promissory merger agreement, both parties fulfilled a due diligence process.

The operation will be materialized through a merger by absorption and the exchange of newly issued shares of the Company, at a rate of 0.33269 Series A Company shares and 0.33269 Series B Company shares, per each share of Embotelladoras Coca-Cola Polar S.A. (“Exchange Rate”).

The Exchange Rate implies that the current shareholders of Embotelladoras Coca-Cola Polar S.A. will have a 19.68% of the shareholding ownership of the Company once merged.

Prior to the execution of the merger, and subject to the approval by of each of the shareholders’ meetings, Andina and Polar will distribute dividends to their shareholders, in addition to those already declared and distributed to date, in the amount of Ch$28,155,862,307 and Ch$29,565,609,857, respectively, which represents Ch$35.27 per Series A share and Ch$38.80 per Series B share in the case of the Company, and Ch$105.59 per share in the case of Polar.

In addition to obtaining in due course the necessary authorizations from the Chilean Superintendence of Securities and Insurance, for perfecting the merger including, among others, the approvals of the boards of directors, shareholders’ meetings, and registration of new shares to be issued in order to carry out the merger, it is also established as a condition for the merger, that the shareholders of Polar and Andina do not exercise their rights of withdrawal in excess of 5% of the total of the issued shares with voting rights in each of the companies. On the other hand, the materialization of the merger is subject to the corresponding authorizations of The Coca-Cola Company.

The promissory merger agreement establishes the main obligations of the parties in order to carry out the merger, including among them the obligation of Freire and Aromos to approve the merger at their respective shareholders’ meetings. Also, during the period between the signing of the promissory merger agreement and the date of materialization of the merger, Andina and Polar are required to operate within the regular corporate purpose of their business. The promissory merger agreement stipulates standard representations and warranties for merger and acquisitions’ deals, and the aforementioned agreement regulates the method in which eventual compensation and fines for non-compliance would be paid.

Considering figures for the 12 month-period ended December 31, 2011, the merged entity would have a pro-forma sales volume of 646 million unit cases, equivalent to approximately US$2,643 million in net sales, becoming one of the largest Coca-Cola bottlers in Latin America with operations in Argentina, Brazil, Chile and Paraguay.

Santiago, March 30, 2012

(signed)
Jaime Cohen
Chief Legal Officer